EXHIBIT 99.1

BrainsWay Reports First Quarter 2021 Financial Results and Operational Highlights

Strong Revenue Growth of 47% Year-over-Year in Q1 2021

Successfully Executed Initial U.S. Controlled Market Release of Deep TMS for Smoking Addiction

Strengthened Balance Sheet Through Successful Equity Offering; Ended Q1 2021 with $58.5 Million in Cash

Conference Call to be held Today at 8:30 AM ET

CRESSKILL, N.J. and JERUSALEM, May 20, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported first quarter 2021 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended March 31, 2021, revenues were $6.1 million, a 47% increase as compared to the same period in 2020.
  Operating loss for the first quarter of 2021 was $2.1 million, which included a one-time $2.0 million expense for stock-related compensation, as compared to $3.6 million for the first quarter of 2020.
  As of March 31, 2021, BrainsWay’s Deep TMS installed base was 652 total systems, a 19% increase from the installed base at the same point in the prior year.
  During the first quarter 2021, the Company shipped 9 OCD coils as add-on helmets to certain of BrainsWay’s new and existing systems, increasing the total number of OCD add-on helmets to 225.
  Surpassed 100,000 patients treated with Deep TMS therapy.
  Launched Deep TMS as an aid for short-term smoking cessation in the U.S.
  Received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for the Company’s Theta Burst three-minute protocol utilizing Deep TMS for the treatment of major depressive disorder (MDD).
  Appointed seasoned healthcare industry finance executive R. Scott Areglado as Senior Vice President and Chief Financial Officer.

“We are extremely pleased with the overall trends in our business, and are working to continue the strong momentum achieved late in 2020 and during the first quarter throughout the year,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Our revenues of $6.1 million represented a significant 47% increase over our first quarter of 2020, demonstrating the resiliency of our business and continued emergence from the COVID-19 pandemic. We marked a true milestone for our revolutionary approach to mental health treatment with the recent treatment of our 100,000th patient, and this was complemented by impressive commercial and regulatory achievements, including our successful follow-on raise of $45.2 million in gross proceeds, the controlled market release of our smoking addiction system, and the FDA’s clearance of our three-minute Theta Burst depression protocol. We believe these accomplishments position us well to generate long-term shareholder value and to advance in our mission to improve health and transform lives.”

First Quarter 2021 Financial Results

  Total revenues for the first quarter of 2021 were $6.1 million, compared to $4.2 million in the first quarter of 2020, an increase of 47%. Quarterly recurring lease revenues were $3.5 million, remaining consistent with the first quarter of 2020, and comprising approximately 56% of total revenues.
  Gross margin for the first quarter of 2021 was 75%, compared to 76% for the first quarter of 2020.
  Operating expenses for the first quarter of 2021 were $6.8 million, including a one-time $2.0 million expense for stock-related compensation, compared to $6.8 million for the first quarter of 2020.
  For the three months ended March 31, 2021, operating loss was $2.1 million, of which $2.0 million was a one-time expense for stock-related compensation. This is compared to an operating loss of $3.6 million during the same period in the prior year.
  As of March 31, 2021, the Company had cash and short-term deposits of approximately $58.5 million, compared to $17.2 million at December 31, 2020. The significantly increased cash position reflects the completion of the Company’s public offering, which was closed in March 2021 and generated gross proceeds of $45.2 million.

Conference Call and Webcast

BrainsWay’s management will host a conference call today, May 20, 2021, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Thursday, May 20, at 8:30 AM Eastern Time:

United States:	877-407-3982
Israel:	1 809 406 247
International:	201-493-6780
Conference ID:	13719155
Webcast:	http://public.viavid.com/index.php?id=144607

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder, obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Cresskill, NJ and Jerusalem, Israel, BrainsWay is committed to increasing global awareness and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward- looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:
BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
Scott.Areglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2021	2020
ASSETS	Unaudited	Audited
Current Assets
Cash and cash equivalents	$58,280	$16,961
Short-term deposits	221	221
Trade receivables, net	6,674	5,582
Other accounts receivable	1,516	1,534
Total current assets	66,691	24,298

Long-term deposits	165	163
Leased systems	4,538	4,966
System components and other property and equipment	4,696	4,584
Total assets	$76,090	$34,011

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$1,072	$781
Other accounts payable	3,557	3,769
Deferred revenue	1,812	1,543
Liability in respect of research and development grants	417	707
Total current liabilities	6,858	6,800

Deferred revenue and other liabilities	1,939	2,015
Liability in respect of research and development grants	5,963	5,524
Warrants	7	38
Total Liabilities	14,767	14,377

Equity:
Share capital	346	233
Share premium	137,282	95,135
Share-based payment	5,906	3,748
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(80,023)	(77,294)
Total Equity	61,323	19,634

Total Liabilities and Equity	$76,090	$34,011

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31,
	2021	2020

	(Unaudited)
Revenues	$6,121	$4,157
Cost of revenues	1,515	1,015
Gross profit	4,606	3,142

Research and development expenses, net	1,228	1,795
Selling and marketing expenses	3,578	3,713
General and administrative expenses	1,956	1,255
Total operating expenses	6,762	6,763

Operating loss	(2,156)	(3,621)

Finance (expense) income, net	(412)	309
Loss before income taxes	(2,568)	(3,312)
Income taxes	160	130
Net loss and total comprehensive loss	$(2,728)	$(3,442)

Basic and diluted net comprehensive loss per share	$(0.11)	$(0.15)

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended March 31,
	2021	2020

	(Unaudited)
Cash flows from operating activities:
Net loss and total comprehensive loss	$(2,728)	$(3,442)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	403	445
Depreciation of leased systems	292	294
Finance expenses (income), net	412	(309)
Cost of share based payment	2,158	308
Income taxes	160	130

Changes in asset and liability items:
Decrease (increase) in trade receivables	(1,093)	88
Decrease in other accounts receivable	18	264
Increase (decrease) in trade payables	291	(413)
Increase (decrease) in other accounts payable	(212)	74
Increase (decrease) in deferred revenues and other liabilities	162	(15)

Cash paid and received during the period for:
Interest paid	(20)	(23)
Interest received	2	31
Taxes paid	(160)	(9)

Cash used from operating activities:	(315)	(2,577)

Cash flows from investing activities:
Purchase of property and equipment(*)	(379)	(946)
Withdrawal of long-term deposits, net	-	10
Net cash used for investing activities	(379)	(936)

Cash flows from financing activities:
Receipt of government grants	90	42
Repayment of lease liability	-	(110)
Issuance of share capital	42,260	-
Net cash provided by (used for) financing activities	42,350	(68)

Exchange rate differences on cash and cash equivalents	(337)	(124)

Increase (decrease) in cash and cash equivalents	41,319	(3,705)
Cash and cash equivalents at the beginning of the period	16,961	21,674
Cash and cash equivalents at the end of the period	$58,280	$17,969

(a) Significant non cash transactions:
Purchase of property and equipment on credit	-	192

(*) Derived mainly from purchase of system components